Concordia International Corp. Announces Addition of Pharmaceutical Industry Expert to its Board of Directors
Mississauga, Ontario, October 15, 2018 - Concordia International Corp. (“Concordia” or the “Company”) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced that it has appointed pharmaceutical industry expert Frances Cloud to its board of directors. Ms. Cloud’s appointment will take effect on November 1, 2018.
“We are delighted to welcome Frances and believe that she will provide crucial experience to our board and Company,” said Graeme Duncan, Chief Executive Officer of Concordia. “Her expertise as a thought leader in the complex and dynamic European pharmaceutical industry will be particularly useful in helping the Company achieve its two key strategic guiding principles, namely, acquiring targeted products and companies in our core and proximate markets, and expanding our product portfolio.”
Ms. Cloud has more than 20 years of experience in the pharmaceutical sector, including her time working as an analyst and investment banker for a number of banks, including Nomura International, IMI Securities and Swiss Bank Corporation (now part of UBS).

Ms. Cloud established Pharmacloud Research in 2009 to focus on covering the generic medicine industry in Europe, India and the MENA region. Pharmacloud provides specialist advice and consultancy to the pharmaceutical industry and financial investors, including commercial due diligence on off-patent products.

Going forward, Concordia intends to build upon its current capabilities and global footprint across more than 90 countries, with a particular focus on both organic and inorganic growth in Europe.

About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.
Concordia operates out of facilities in Mississauga, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to statements relating to the appointment of Frances Cloud to the board of directors, Ms. Cloud’s experience and such experience benefiting Concordia and its stakeholders, Concordia’s intention on building upon its current capabilities and global footprint across more than ninety countries, with a particular focus on both organic and inorganic growth in Europe, Concordia acquiring targeted products and companies in its core and proximate markets, including the expansion of its portfolio of products, and Concordia becoming a leader in European specialty, off-patent medicines. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with Ms. Cloud’s appointment, Concordia not having the required number of Canadian resident directors on its Board, the inability of Ms. Cloud to contribute to Concordia’s growth efforts, the experience of Ms. Cloud not benefiting Concordia and/or its stakeholders, risks associated with developing new product indications, the inability to grow organically, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrolment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia.  Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For further information, please contact:
Adam Peeler, on behalf of:
Concordia International Corp.

905-842-5150 x 240
adam.peeler@concordiarx.com